PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.04/DIR/038

04 JAN 28 AM 7:21

Jakarta, January 21, 2004

File Number :
82-34694

Securities and Exchange Co[redacted]
Division of Corporation Acti
450 Fifth Street
Washington, DC 20549
USA

04012410

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1	Use of Proceed of Right Issue	January 12, 2004

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

dlw 1/28

2. Mrs .....

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
Deputy Head of Corporate Secretary Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : julianasamudro@bankbuana.com
Phone : +62 21 6330585 #3456
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh　　　　Pardi Kendy

File Number :
82-34694

Attachment 1/1

No.04/DIR/019

Jakarta, January 12, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

04 JAN 28 AM 7:21

Re: Use of Proceed of Right Issue

In line with the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep- 27/PM/2003 dated on July 17, 2003, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk. Right Issue as follows:

I. Right Issue I

The use of Right Issue I proceed (October 1 - December 31, 2003):

No	Information	Total (In Million Rupiah)
1	Balance as of September 30, 2003	6,282.61
2	Use of Proceed (October 1 – December 31, 2003)	5,590.69
3	**Balance as of December 31, 2003**	**691.92**

Balance of Rp 691.92 million would be allocated for Human Resources Quality Improvement

II. Right Issue II

The use of Right Issue II proceed (October 1- December 31, 2003):

No	Information	Total (In Million Rupiah)
1	Balance as of September 30, 2003	46,085.24
2	Use of Proceed (October 1 – December 31, 2003)	8,614.06
3	**Balance as of December 31, 2003**	**37,471.18**

Balance of Rp 37,471.18 million would be allocated for Information Technology Development

Total……..

File Number :
82-34694

Attachment 1/1

Total balance of Right Issue I and Right Issue II for Rp. 38,163.10 million has been invested in the Marketable Securities.

For reference, attachment of Bapepam's Rule No. X.K.4 is enclosed.

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh   Eddy Muljanto

FORM NUMBER : X.K.4

Attachment
Rule Number X.K.4

File Number :
82-34694

Attachment 1/1

Use of Proceeds of Right Issue

Name of Issuer **PT Bank Buana Indonesia Tbk.**
Line of Business **Public National Bank**
Telephone **(021) 633-0585; 6386 - 5927**
Facsimile **(021) 631-2340**

(In Million Rupiah)

No	Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
			Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
						Branch Office	Technology				Branch Office	Technology				
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
						(5%)	(5%)		(90%)							
I	IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	6,028.35	6,028.35	0.00	108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	108,510.26	0.00
						(20%)	(20%)	(10%)	(50%)							
II	Right Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	24,415.11	24,415.11	12,207.55	61,037.76	0.00	0.00	0.00	0.00	0.00	0.00	122,075.53
Cost of Public Offering (revised)			124,082.37	1,994.84	122,087.53	24,417.51	24,417.51	12,208.75	61,043.76	122,087.53	0.00	0.00	0.00	0.00	0.00	122,087.53
Period : October 1, 2002 - December, 31 2002 :											4,741.38	12,226.99	1,955.43	239,020.59	257,945.39	42,119.97
Period : Januari 1, 2003 - Maret 31, 2003											7,711.48	2,380.99	1,371.38	0.00	11,463.85	30,656.12
Period : April 1 - June 30, 2003											11,561.98	4,014.29	95.52	0.00	15,671.79	14,984.32
Period : Juli 1- September 30, 2003											402.66	5,795.23	2503.82	0.00	8,701.71	6,282.61
Period : October 1 - December 31, 2003)											0.00	0.00	5,590.69	0.00	5,590.69	691.92
							(20%)		(80%)							
III	Right Issue II	April 24, 2003	268,017.91	7,779.43	260,238.49		52,047.70		208,190.79	260,238.49		0.00		101,432.85	101,432.85	158,805.64
Period : Juli 1- September 30, 2003												5,962.45		106,757.94	112,720.39	46,085.24
Period : October 1 - December 31, 2003												8,614.06		0.00	8,614.06	37,471.18
Total																**38,163.10**

Jakarta, January 12, 2004
PT BANK BUANA INDONESIA Tbk.

Safrullah Hadi Saleh Eddy Muljanto